Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes defers spin-out of Los Azules Copper Project

TORONTO, ONTARIO – May 19, 2011 – Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) announced today that the proposed spin-out of its copper assets, including the Los Azules project, has been deferred. Weaker financial markets, financing uncertainties, and a delayed legal decision (as described in our May 17, 2011 news release) all contributed to this decision by Minera Andes’ board of directors.

About Minera Andes:  Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: (i) a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; (ii) 100% ownership of the Los Azules copper deposit; and, (iii) 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The company had $31 million USD in cash as at February 7, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.

This news release has been submitted by Robert R. McEwen, President and CEO of Minera Andes Inc.

Robert R. McEwen
President and CEO
99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements: This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, Minera Andes’ plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements and information involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation which if resolved adversely to Minera Andes could materially impact the Minera Andes’ value and interest in and ability to develop the Los Azules project,  property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. Minera Andes

Minera Andes Inc.
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undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See Minera Andes’ Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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